CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Offered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
6.20% Medium-Term Notes, Series D Due January 15, 2015	$250,000,000	$13,950

(1)	Excludes accrued interest, if any.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in Prudential Financial, Inc.’s Registration Statement on Form S-3 (Nos. 333-157848, 333-157848-01, 333-157848-02).

Filed pursuant to Rule 424(b)(3)

Registration Statement Nos. 333-157848

333-157848-01

333-157848-02

Pricing Supplement No. 1, dated June 2, 2009,

to the Prospectus, dated March 11, 2009, and

the Prospectus Supplement, dated March 11, 2009.

$250,000,000

PRUDENTIAL FINANCIAL, INC.

6.20% MEDIUM-TERM NOTES, SERIES D

DUE JANUARY 15, 2015

The notes being purchased have the following terms:

UNDERWRITER AND PRINCIPAL AMOUNT:

Goldman, Sachs & Co.	$87,500,000
Citigroup Global Markets Inc.	$87,500,000
BNP Paribas Securities Corp.	$20,834,000
Credit Suisse Securities (USA) LLC	$20,833,000
Mitsubishi UFJ Securities (USA), Inc.	$20,833,000
Loop Capital Markets, LLC	$3,125,000
Muriel Siebert & Co., Inc.	$3,125,000
Samuel A. Ramirez & Co., Inc.	$3,125,000
The Williams Capital Group, L.P.	$3,125,000

TOTAL	$250,000,000

STATED MATURITY: January 15, 2015

SPECIFIED CURRENCY: U.S. dollars

principal: U.S. dollars

interest: U.S. dollars

exchange rate agent: Not applicable

TRADE DATE: June 2, 2009

ORIGINAL ISSUE DATE: June 8, 2009

We expect to deliver these notes against payment for these notes on or about the original issue date, which will be the fourth business day following the date of the pricing of these notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade these notes on the date of pricing will be required, by virtue of the fact that these notes initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement.

ORIGINAL ISSUE PRICE: 99.937%

UNDERWRITERS COMMISSION: 0.25%

NET PROCEEDS TO PRUDENTIAL FINANCIAL: 99.687% or $249,217,500

AMORTIZING NOTE: Not applicable

ORIGINAL ISSUE DISCOUNT NOTE: Not applicable

EXTENDIBLE NOTE: Not applicable

FORM OF NOTE:

global form only: Yes

non-global form available:

CUSIP No. 74432QBF1

REDEMPTION AND REPAYMENT: Not applicable

INTEREST RATE IS FIXED: Yes

Annual Rate: 6.20%

INTEREST PAYMENT DATES: Semi-annually on each January 15 and July 15, commencing January 15, 2010 and ending on the stated maturity

REPORTS AND EVENTS OF DEFAULT:

The indenture, to the extent relating to the notes offered hereunder and under Pricing Supplement No. 2, dated June 2, 2009, certain notes previously issued under the indenture and all future series of securities under the indenture, provides that any documents or reports that Prudential Financial may be required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after Prudential Financial has filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, Prudential Financial may have a separate obligation to file with the trustee documents or reports it is required to file with the SEC. Prudential Financial’s failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of Prudential Financial’s obligations under the notes offered hereunder will not be a remedy for its failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For certain other outstanding series of notes of Prudential Financial, acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for Prudential Financial’s failure to file documents or reports with the trustee.

DEFEASANCE APPLIES AS FOLLOWS:

full defeasance—i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor: Yes covenant defeasance—i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor: Yes

Concurrent with the offering of these notes, we are also offering $750 million aggregate principal amount of 7.375% Medium-Term Notes, Series D due 2019. On June 1, 2009, we announced that we had commenced a $1.25 billion common stock offering.

Use of Proceeds

We intend to use the net proceeds from the sale of the notes for general corporate purposes, including making loans and capital contributions to our affiliates.

Prudential Financial, Inc. estimates that the total offering expenses, excluding underwriting discounts and commissions paid to the underwriters, will be approximately $200,000.

Goldman, Sachs & Co.		Citi

BNP PARIBAS	Credit Suisse	Mitsubishi UFJ Securities

Loop Capital Markets, LLC Ramirez & Co., Inc.		Muriel Siebert & Co., Inc. The Williams Capital Group, L.P.